Khosla Ventures Acquisition Co.

2128 Sand Hill Road

Menlo Park, CA 94025

September 22, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Alan Campbell; Celeste Murphy

Re:	Khosla Ventures Acquisition Co.

Registration Statement on Form S-4

Filed July 1, 2021

File No. 333-257591

Dear Mr. Campbell and Ms. Murphy:

This letter sets forth the response of Khosla Ventures Acquisition Co. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 28, 2021 (the “Comment Letter”) with respect to the Company’s registration statement on Form S-1 filed with the Commission on June 4, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”).

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the Registration Statement unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-4

Cover Page

1.

Please revise the cover page to disclose the expected ownership percentages in the combined company of KVSA’s public stockholders, the Sponsor, Valo Health’s current equity owners and the PIPE investors if the business combination is approved and consummated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of Amendment No. 1 to include such disclosure.

Letter to Stockholders, page v

2.	Please revise the letter to stockholders to disclose the identities of the director nominees.

Response: The Company respectfully acknowledges the Staff’s comment. In accordance with the governing documents of the Company and Delaware law, the KVSA board may appoint the KVSA directors. As such, the Company has determined that the KVSA board will appoint the new directors and the stockholders will not be voting on the election of directors at the special meeting. We have removed the director election proposal from the Registration Statement in Amendment No. 1.

Summary of the Proxy Statement/Prospectus Combined Business Summary, page 1

3.

Your disclosure on page 8 indicates that Valo Health’s three most advanced product candidates were in-licensed or acquired. Please revise the Combined Business Summary subsection and the Overview subsection on page 210 to clarify, if true, that (i) none of the programs being developed through the Opal platform have completed Molecule Discovery, as reflected in Valo Health’s pipeline chart, and (ii) that Valo Health has not conducted any clinical trials to date, as disclosed on page 42.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Combined Business Summary subsection and the Overview subsection on pages 2 and 211 of Amendment No. 1 to clarify that to date (i) none of the programs being developed through the Opal platform have completed molecule discovery and (ii) that Valo Health has not yet conducted any clinical trials.

4.

We note your statements that industry dynamics have created an opportunity to develop life-changing therapeutics at potentially lower costs with a greater chance of success, that Valo Health aims to increase the success profile of new drugs and that Valo Health aspires to improve the probability of technical and regular success of its programs while mitigating late-stage risk. Please revise your disclosure throughout the Summary of the Proxy Statement/Prospectus and in the Information About Valo section, including the Clinical Development subsection on page 224, to clarify that the drug development process is inherently uncertain and that there can be no guarantee that Valo Health will be able to develop product candidates that have an increased chance of approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Summary of the Proxy Statement/Prospectus and in the Information About Valo section, including the Clinical Development subsection on pages 3 and 212 of Amendment No. 1, to clarify that the drug development process is inherently uncertain and that there can be no guarantee that Valo Health will be able to develop product candidates that have an increased chance of approval.

5.

We note your statements here and on page 214 indicating that Valo Health’s platform allows for data and insights to be shared across every stage of the drug discovery and development process, enabling alignment and progressive learning. Please revise to provide examples of how Valo Health has allowed data and insights to be shared across every stage of the drug discovery and development process. If these capabilities are aspirational, please so state.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 214 of Amendment No. 1 to remove “every stage” from these statements and to state that these capabilities are aspirational (i.e., Valo Health’s belief). Further, in response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 214 of Amendment No. 1 to provide examples of how Valo Health has allowed data and insights to be shared across different stages of the drug discovery and development process.

6.

We note your statements through the Summary of the Proxy Statement/Prospectus and the Information About Valo Health sections indicating that Valo plans to use its Opal platform to (i) “accelerate” its programs, (ii) reduce clinical trial times, (iii) predict safety and efficacy, (iv) enable smaller, more precise trials and a faster path to approval and (v) act as an “industry accelerator”. We further note your disclosure on page 8 and elsewhere in the document indicating that the most advanced programs developed through the Opal platform are currently in Molecule Discovery. As such, please revise throughout to remove these and similar disclosures which state or imply that Valo Health will be able to accelerate development and approval of its product candidates, accelerate the biopharmaceutical industry, reduce clinical trial times and predict safety and efficacy results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Summary of the Proxy Statement/Prospectus and the Information About Valo Health sections in response to the Staff’s comment.

7.

We note your references here and throughout to Valo Health’s partnerships with biopharmaceutical companies and other third parties. However, your disclosure on pages 257-259 appears to summarize agreements which are either traditional asset purchase or license agreements. Please tell us why these agreements are partnership agreements, as opposed to asset purchase or license agreements, or revise your disclosures throughout that Valo Health has yet to enter into partnership agreements with third parties.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures throughout Amendment No. 1 to clarify that Valo Health’s current agreements with biopharmaceutical companies and other third parties are asset purchase or license agreements and that Valo Health aspires to launch collaborations, partnerships and other commercial relationships with third parties in the future through a variety of legal arrangements.

Transforming a Legacy System, page 4

8.

Given Valo Health’s current stage of development, it does not appear to be appropriate for you to present clinical development and approval timelines, costs and probability of success. Please revise to remove the graphic that appears on pages 5 and 213.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the graphic on pages 5 and 213 and revised its disclosure in response to the Staff’s comment.

9.

We note your statements that Valo is built to transform drug discovery and development and that Opal is designed to enable a new model of drug discovery and development. Please revise your disclosure here and throughout, including in the Information About Valo section, to clarify, if true, that Valo Health’s product candidates will still need to complete the same development milestones as other drugs (e.g. IND-enabling studies, Phase 1, Phase 2 and Phase 3 clinical trials, etc.).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 42 and 214 of Amendment No. 1 to clarify that Valo Health’s product candidates will be subject to the same development milestones as other drugs, including a demonstration that the drug is safe for its intended use and the provision of substantial evidence of effectiveness.

Our Value-Creation Strategy, page 7

10.

Please revise this section to clarify whether Valo Health has submitted any INDs for its product candidates. Please also revise your statement that Valo Health is expecting several-near term clinical development milestones to clarify what these milestones are.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 215 of Amendment No. 1 to clarify that, to date, Valo Health has only filed an original IND for OPL-0301. The Company has also revised its disclosure on pages 7 and 215 to clarify its near-term development milestones.

11.	Please revise the Valo Health pipeline graphic here and elsewhere in the registration statement as follows:

a.	Revise the columns so that there are no more than two pre-clinical columns.

b.	Remove the “(if needed)” parenthetical beneath Phase 3 or explain to us why each of Valo Health’s product candidates and programs will not be required to complete a Phase 3 clinical trial.

c.	Disclose the identities of the licensors of OPL-0301 and OPL-0401 as well as the seller of OPL-0101.

d.

Remove the OPAL-0004, OPAL-0018, OPAL-0003, OPAL-00014, OPAL-0023, OPAL-0012, OPAL-0016, OPAL-0002 and OPAL-0006 programs. We note that these programs are not discussed in the prospectus. Alternatively, please explain to us why these programs are sufficiently material to merit inclusion in the pipeline graphic and include appropriate disclosure in the prospectus describing each of these programs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Valo Health pipeline graphic on pages 7 and 216 to: (a) revise the columns so that there are no more than two pre-clinical columns; (b) remove the “(if needed)” parenthetical beneath Phase 3; (c) disclose, in footnotes to the graphic, the licensors of OPL-0301 and OPL-0401 as well as the seller of OPL-0101, and (d) remove the OPAL-0004, OPAL-0018, OPAL-0003, OPAL-00014, OPAL-0023, OPAL-0012, OPAL-0016, OPAL-0002 and OPAL-0006 programs, as well as the other discovery stage programs, from the graphic.

The KVSA Board’s Reasons for the Business Combination, page 13

12.

Please revise the “Scalable, differentiated technology platform” bullet here and on page 148 to clarify, if true, that (i) the most advanced programs from Valo Health’s platform are currently in Molecule Discovery, as reflected elsewhere in the document, and (ii) there is no clinical evidence that Valo Health’s platform is scalable or repeatable across diseases and therapeutic areas, as reflected elsewhere in the document.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 149 of Amendment No. 1 to clarify that (i) the KVSA board acknowledges that the most advanced programs from Valo Health’s platform are currently in molecule discovery and that (ii) the potential for the Valo Health platform to be scalable and repeatable across diseases and therapeutic areas has not yet been demonstrated in clinical development.

13.

Please revise the “Experienced, proven and committed management team” bullet here and on page 149 to disclose the time period that the Valo Parties’ management team’s equity stake in New Valo will be subject to the contractual prohibitions on transfer referenced therein.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 14 and 150 of Amendment No. 1 to include such disclosure.

14.

Please revise this section to discuss whether KVSA’s board considered the material risks to unaffiliated investors presented by taking Valo Health public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. To the extent that KVSA’s board did not consider these risks, please so state.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the risk factor disclosure and the description of the KVSA board’s reasons for the business combination to clarify that KVSA’s board did consider the material risks to unaffiliated investors presented by taking Valo Health public through a merger rather than an underwritten offering, including that no underwriter has conducted due diligence of Valo’s business, operations or financial condition. Please see pages 15, 105-106 and 151 of Amendment No. 1.

Registration Rights Agreement, page 17

15.

Please revise your disclosure here and on page 137 to include the number of shares of New Valo common stock that will have registration rights following the Closing. Please also revise the Description of New Valo Securities section to include a description of the material terms of the registration rights granted by the Registration Rights Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 17 and 138 of Amendment No. 1 to include such disclosure.

Related Agreements

Sponsor Support Agreement, page 17

16.	Please revise your disclosure here and on pages 134-135 to include the number of shares of KVSA common stock that are covered by the sponsor support agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 17 and 136 of Amendment No. 1 to include such disclosure.

Interests of KVSA’s Directors and Executive Officers in the Business Combination, page 22

17.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other KVSA stockholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23, 95 and 156 of Amendment No. 1 to clarify that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other KVSA stockholders experience a negative rate of return in the post-business combination company.

Risk Factors, page 37

18.

Please revise to include a risk factor discussing the exclusive forum provisions in New Valo’s bylaws, as referenced on page 330. In your revisions, please clearly describe the exclusive forum provisions, applicability to causes of action arising under the Securities Act or the Exchange Act and the potential consequences to stockholders from these provisions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 108-109 of Amendment No. 1 to include such disclosure.

Some of our intellectual property has been discovered..., page 76

19.	Please revise to disclose which of Valo Health’s product candidates and technologies are subject to march-in rights.

Response: The Company respectfully advises the Staff that the exercise of march-in rights by the U.S. government is not a risk material to the business of Valo Health. Out of Valo Health’s three product candidates and discovery stage programs, the only product candidate subject to march-in rights if certain statutory requirements are not met, is OPL-0101. The Company believes the general disclosure referencing march-in rights is appropriate given their limited applicability to Valo Health’s product candidates, discovery-stage programs and technology.

Background to the Business Combination, page 139

20.

We note your disclosure that Dr. Berry shared information with Mr. Kaul regarding a potential valuation of the Valo Parties. Please revise your disclosure, where appropriate, to present this valuation information.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Background to the Business Combination section to clarify that Dr. Berry shared information with Mr. Kaul regarding Valo’s pipeline of product candidates, including potential future value inflection points for the Valo business based on Valo management’s goals relating to the development and commercialization milestones for such candidates. The pipeline information Dr. Berry provided is consistent with the information disclosed in the investor presentation filed with the Commission on June 14, 2021 and in the Registration Statement under the Information About Valo section. The Company considered such information primarily in connection with assessing the potential downside risk of the transaction and completed an independent analysis to assess the potential value creation of the Valo assets. Please see pages 142 and 143 of Amendment No. 1.

21.

Please revise your disclosure to disclose with more specificity how KVSA determined a pre-transaction equity value for Valo of $2.0 billion. In your revisions, please also describe how KVSA determined that the eventual $2.25 billion pre-transaction equity valuation was reasonable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 143 and 145 of Amendment No. 1 to include such disclosure.

22.

We note that your summary of the events leading up to the execution of the Merger Agreement on June 9, 2021 does not include any descriptions of business due diligence on Valo conducted by KVSA’s management or subject-matter expert consultants after the signing of the LOI on April 9, 2021 and that the only diligence described as being conducted between April 9, 2021 and June 9, 2021 is legal and financial due diligence. In addition, the descriptions of the June 7 and June 8 meetings of the KVSA board of directors do not contain any disclosures regarding the Board’s or KVSA’s management’s review or evaluation of business due diligence.

Please revise your disclosure in this section to clarify whether KVSA conducted any business due diligence on Valo between April 9, 2021 and June 9, 2021 or whether diligence was limited to legal and financial due diligence. To the extent that business due diligence was either not conducted or not presented to KVSA’s board of directors, please revise your disclosure to explain whether the KVSA board considered the lack of business due diligence in its decision to recommend the transaction for approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to clarify that following the signing of the LOI, KVSA management (a) conducted bring-down business and financial due diligence to confirm there had been no material changes to the Valo business, product pipeline and the assumptions underlying KVSA’s valuation analysis and (b) provided regular updates to the KVSA board. Additionally, it has revised the disclosure to clarify that KVSA management participated in business and financial due diligence meetings with Valo following the execution of the LOI in connection with the PIPE investment. Please see page 145 of Amendment No. 1.

Summary of KVSA Financial Analysis, page 151

23.

Please remove your statements that the summary of the KVSA financial analysis does not purport to be a complete description of the financial analyses performed and that none of the parties assume responsibility if future results are materially different from those discussed. KVSA is responsible for ensuring that all material information used by its management and board of directors in determining to approve the transaction is presented to investors and the parties cannot disclaim responsibility for disclosure in the proxy statement/prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 152 and 153 of Amendment No. 1 to remove such disclosure.

24.

We note your statement that the representatives of KVSA made material assumptions in performing analyses. To the extent that these analyses do not currently appear in the registration statement, please disclose them. Please also disclose the assumptions made in generating these analyses with greater specificity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 153 of Amendment No. 1 to include disclosure of specific assumptions made in generating its analyses. The Company notes that the analyses are disclosed in the Summary of KVSA Financial Analysis section on pages 152-155 of Amendment No. 1 and the Background to the Business Combination section on pages 143 and 145 of Amendment No. 1.

We also note that your statement that KVSA management reviewed “certain financial information” of the Valo Parties and compared it to “certain publicly-traded companies and private companies.” Please revise to disclose what this information was and how it was compared to comparable companies. In addition, the comparable company table only includes public companies. Please disclose the private companies and the relevant comparisons.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 154 of Amendment No. 1 to include such disclosure.

25.

Please revise to explain why collaborative programs were excluded from the “Stage of Lead Comparable Program” portion of the comparable company analysis. In that regard, we note that Valo Health’s three lead programs are each in-licensed, based on disclosure elsewhere in the document.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to clarify that it only excluded collaborative programs for Schrodinger, Inc. (“Schrodinger”). Such programs were excluded because KVSA management believes that the Schrodinger collaborative programs are structured differently than Valo’s in-licensing model and accordingly Schrodinger’s collaborative programs are not comparable. Namely, as disclosed in Schrodinger’s most recent Annual Report on Form 10-K, (a) the programs being pursued under the collaborations are fully controlled by each collaborator, (b) Schrodinger is not responsible for advancing their preclinical or clinical development or their commercialization, (c) Schrodinger’s revenue for the programs is generally limited to research funding payments, development, regulatory and commercial milestones, option fees to license projects and royalties on commercial sales, if any, and (d) Schrodinger receives equity consideration in certain of the collaborators. Please see page 154 of Amendment No. 1.

U.S. Federal Income Tax Considerations, page 178

26.

Please revise this section of the prospectus/proxy statement to indicate that it constitutes the opinion of counsel. For additional guidance, please refer to section III.B.2 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 178 of Amendment No. 1 to indicate that it constitutes the opinion of counsel. In addition, the Company has filed a tax opinion of counsel as Exhibit 8.1 to Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 189

27.	Please revise the footnote reference for the $57 million earn-out liabilities adjustment to Note K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement’s footnote reference for the $57 million earn-out liabilities adjustment to Note J on page 189 of Amendment No. 1.

Information About Valo

Overview, page 210

28.

We note your statement that Valo Health’s most advanced assets are expected to enter Phase 2 clinical trials in 2021 and 2022. Please revise to clarify whether there are active INDs for these anticipated trials.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Valo Health’s most advanced assets, which are expected to enter Phase 2 clinical trials in 2021 and 2022, are OPL-0301 and OPL-0401, respectively. In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 213, 225 and 229 of Amendment No. 1 to clarify that Valo Health has in-licensed these assets and submitted its own IND for OPL-0301 in third quarter of 2021 and plans to submit its own IND for OPL-0401 in the first half of 2022.

Opal validation — Clinical Development, page 224

29.

Please revise your disclosure here and in “Optimized Clinical Studies” to indicate whether Valo Health has discussed its clinical study plans and designs with the FDA. Please also revise to reflect your disclosure on page 42 that Valo Health has never conducted a clinical trial and discuss whether it plans to conduct future clinical trials or use CROs. To the extent Valo Health plans to use CROs, please discuss how it plans to coordinate its efforts with these organizations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 42-43 and 226 of Amendment No. 1 in response to the Staff’s comment.

30.	Please revise your disclosure to clarify whether Valo Health’s toxicity prediction functions were validated in a clinical trial or other study that involved humans, or in a different type of study.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 225 and 226 of Amendment No. 1 to remove “validated” from the disclosure relating to Valo Health’s toxicity prediction functions and to disclose that Valo Health’s toxicity prediction functions have been evaluated by a third party in an assessment that leveraged computational binding predictions of binding between a ligand and non-target proteins.

Optimized Clinical Studies, page 225

31.

Your disclosure in the graphic on page 226 indicates that the Opal Platform achieves lead optimization in months. However, your pipeline graphic indicates that all of the Opal programs are still at the molecule discovery stage. Please reconcile your disclosures regarding lead optimization throughout your document or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the footnote disclosure to its graphic on page 226 in response to the Staff’s comment.

Clinical or IND-enabling Programs, page 229

32.	To the extent that OPL-0301 and OPL-0401 were previously known by different names, please revise your disclosure to include these names.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 216, 229 and 234 of Amendment No. 1 to clarify that OPL-0301 was previously known as SAR247799 and OPL-0401 was previously known as SAR407899.

OPL-0301 for the Treatment of Heart Failure and Kidney Injury, page 229

33.

We note your statement that Phase 1 clinical data indicate that OPL-0301 evoked little or no effect on heart rate at the doses being evaluated in post-MI patients, which creates the potential for a safety distinction compared with S1P1R functional antagonists and that it showed effect on endothelial function at doses that have shown what you believe to be an appropriate safety profile.

Please remove the comparison to S1P1R functional antagonists unless these antagonists were included in a head-to-head clinical trial. Please also remove your disclosure regarding an appropriate safety profile. You may state that OPL-0301 was well-tolerated, if true. Finally, please clarify here and on page 234 whether the observed effect on endothelial function was statistically significant.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 230 of Amendment No. 1 to remove the graphic and on page 231 of Amendment No. 1 to clarify that the data presented is preclinical in response to the Staff’s comment. The Company also respectfully advises the Staff that the referenced clinical study of OPL-0301’s effect on endothelial function was not powered to determine statistical significance, and the Company has revised its disclosure on page 229 in response to the Staff’s comment.

34.

The graphic on page 231 is titled “Lower plasma S1P in patients admitted for MI compared to controls”, but the accompanying disclosure indicates that the data presented in the graphic is preclinical. Please revise the graphic to clarify whether it presents preclinical or clinical data. Please also clarify whether the graphic and disclosure at the top of page 232 is preclinical or clinical. In that regard, we note that the section is titled “Select Supportive Literature and Preclinical Data”, but the disclosure references “patients” throughout.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 230 and 231 of Amendment No. 1 in response to the Staff’s comment.

35.

Please revise the graphic on 234 to clarify the difference between the “post-hoc analysis” and “All FMD data” presented in the graphic as well as the doses that the differently-colored bars correspond to.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphic on page 233 of Amendment No. 1 in response to the Staff’s comment.

OPL-0401 for the Treatment of Diabetic Retinopathy and Diabetic Complications, page 235

36.

We note your statement that OPL-0401 was evaluated in a Phase 2a clinical trial where it showed clinical activity in the intended indication. Please revise to clarify what is meant by “clinical activity”, including whether the effects were statistically significant, and disclose the indication and the identity of the entity that conducted the clinical trial. Please also revise to provide the basis for your statement that clinical results suggest that OPL-0401 may be suitable for oral delivery.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 238 of Amendment No. 1 to identify Sanofi as the entity that conducted the Phase 2a clinical trial and to disclose the primary objectives of the Phase 2a clinical study. In addition, the Company has revised the disclosure on page 238 of Amendment No. 1 to clarify that it is Valo Health’s belief that OPL-0401 may be suitable for oral delivery based on the discussed Phase 2a clinical results.

Team, page 251

37.

We note that you identify certain entities as investors in Valo Health. However, certain of these entities do not appear to be among Valo Health’s principal stockholders as disclosed on page 309. If material, please expand your disclosure to describe the nature of each such entity’s investment in Valo Health and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 249 of Amendment No. 1 to clarify that the investors purchased preferred units in prior financing rounds. In addition, the Company respectfully advises the Staff that it believes it is appropriate to name Invus, HBM Healthcare Investments, Atinum Investment, Mirae Asset Capital, State of Michigan Retirement System and Longevity Vision Fund as part of a leading syndicate of investors in Valo Health, though they are not among the principal stockholders as disclosed on pages 309-310 of Amendment No. 1. The Company believes that the inclusion of this information illustrates that Valo Health has received financial support from a broad range of leading investors, including established institutional investors and entities specializing in healthcare and technology investment, and, therefore, the inclusion of this information is appropriate. Further, the Company plans to update investors about changes these entities make with respect to their investments in Valo Health to the extent the Company becomes aware of such changes and determines that such information is material to investors.

Executive Compensation

Offer Letters with Valo’s Named Executive Officers, page 304

38.	Please file the offer letters referenced in this section as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the exhibit list on page II-5 of Amendment No. 1 to include that certain Offer Letter between Hilary Malone and Valo Health, Inc. dated as of April 21, 2021, that certain Offer Letter between Cissy Young and Valo Health, Inc. dated as of April 21, 2021 and that certain Offer Letter between David Berry and Valo Health, Inc., dated August 19, 2021.

Beneficial Ownership of Securities, page 308

39.	Please identify the natural persons who hold voting or dispositive control over the shares beneficially owned KDT VH Investments, LLC and Spring Creek Capital, LLC.

Response: In response to the Staff’s comment, the Company has revised footnote 4 on page 311 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that it believes no natural person holds voting or dispositive control over the shares beneficially owned by KDT VH Investments, LLC (“KDT”) or Spring Creek Capital, LLC (“Spring Creek Capital”), and, therefore, no such persons are required to be named.

The Company has been advised that voting and investment power over the securities held by is KDT exercised jointly by three individuals who are the managers of KDT, and voting and disposition decisions require the approval of a majority of such managers. Accordingly, no single individual manager has a controlling decision and no individual manager should be deemed a beneficial owner of the securities held by KDT.

The Company has also been advised that voting and investment power over the securities held by Spring Creek Capital is exercised jointly by three individuals who are the managers of Spring Creek Capital, and voting and disposition decisions require the approval of a majority of such managers. Accordingly, no single individual manager has a controlling decision and no individual manager should be deemed a beneficial owner of the securities held by Spring Creek Capital.

The Company believes its view is consistent with the Staff’s position in The Southland Corp. No-Action Letter (July 8, 1987, publicly available August 10, 1987). In that No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner, within the meaning of Ruel 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”) of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. The Company also believes the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 5th Edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter likewise supports its view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities for purposes of Section 13(d) of the Exchange Act.

Instruction 2 to Item 403 of Regulation S-K, promulgated under the Securities Act of 1933, as amended, provides that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act. As discussed above, since voting and investment power over the equity securities held by KDT and Spring Creek Capital is exercised jointly by each such entities’ three managers, and, in each case, voting and disposition decisions require the approval of a majority of such managers, none of such managers would be deemed a beneficial owner of the equity securities held by KDT or Spring Creek Capital, respectively, for purposes of Section 13(d). As such, beneficial ownership should not be attributed to any of KDT’s three managers individually and none of such managers should be required to be named in Amendment No. 1 in connection with the equity securities held by KDT. Similarly, beneficial ownership should not be attributed to any of Spring Creek Capital’s three managers individually and none of such managers should be required to be named in Amendment No. 1 in connection with the equity securities held by Spring Creek Capital.

Khosla Ventures Acquisition Co. Financial Statements, page F-1

40.	Please revise to provide audited financial statements of Khosla Ventures Acquisition Co. as required by Rule 8-02 of Regulation S-X and Item 14 of the Form S-4

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-2 to F-19 of Amendment No. 1 to include such disclosure.

* * * * *

Please direct any questions or comments regarding this correspondence to our counsel, Brian D. Paulson of Latham & Watkins LLP, at (415) 395-8149.

Very truly yours,
Khosla Ventures Acquisition Co.

By:	/s/ Peter Buckland
Name:	Peter Buckland
Title:	Chief Financial Officer

cc:	Peter Buckland, Khosla Ventures Acquisition Co.

Brian D. Paulson, Latham & Watkins LLP